

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

March 12, 2007

Mr. D. Michael Steuert
Senior Vice President and CFO
Fluor Corporation
6700 Las Colinas Boulevard
Irving, TX 75039

      RE: Form 10-K for the fiscal year ended December 31, 2006
             File No. 1-16129

Dear Mr. Steuert:

      We have limited our review of your filing to those issues we have addressed in our comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2006

General

1. Where a comment below requests additional disclosures or other revisions to be
    made, please show us in your supplemental response what the revisions will look
    like. These revisions should be included in your future filings.

Financial Statements

Major Accounting Policies, page F-9

2. Please disclose how you account for pre-contract costs, including how you
    account for costs related to contracts that you don't ultimately win. If you do not
    expense these amounts upon receiving notification you did not get the contract,
    please disclose why not and disclose how you do account for these costs.

Contingencies and Commitments, page F-28

Conex International v. Fluor Enterprises, Inc., page F-31

3. You disclose that a jury ruled in favor of Conex International and awarded $98.8
    million in damages; however, you have not recognized an expense reflecting the
    verdict amount. Please tell us in detail why you believe it is probable that any
    judgment based on this verdict will be overturned. See SFAS 5.

* * * *

Please respond to these comments and file the requested amendments within 10
business days, or tell us when you will provide us with a response. Please provide us
with a response letter that keys your responses to our comments and provides any
requested information. Detailed letters greatly facilitate our review. Please file your
supplemental response on EDGAR as a correspondence file. Please understand that we
may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings reviewed by the staff to be certain that they have provided all
information required under the Securities Exchange Act of 1934 and that they have
provided all information investors require for an informed decision. Since the company
and its management are in possession of all facts relating to a company's disclosure, they
are responsible for the accuracy and adequacy of the disclosures they have made.

       In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

       If you have any questions regarding these comments, please direct them to Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, to the undersigned at (202) 551-3769.

Sincerely,

Rufus Decker
Accounting Branch Chief